Exhibit 3

NewCo Term Sheet

SEPTEMBER 26, 2013

Set forth below are certain terms that will be incorporated into the proposed transaction (the “Transaction”) among HGI Funding, LLC (“HGI Funding”), TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability (“TKZ”), Fursa Alternative Strategies LLC, a Delaware limited liability (“FUR”) and Arsenal Group LLC, a Delaware limited liability (“ARS”, and together with FUR, “FUR/ARS”, and, FUR/ARS together with TTG/TKZ, the “Co-Investors”) with respect to Frederick’s of Hollywood Group Inc. (the “Company”). This term sheet is not binding with the exception of the paragraphs below labeled “Confidentiality,” “Expenses” and “Non-Binding Understanding,” which shall be binding on the parties hereto. Furthermore, the terms set forth below are subject to customary due diligence and tax review and appropriate approvals.

Structure:	The Transaction would be structured as follows:

Preliminary Matters. On or before October, 1, 2013, Five Island Asset Management LLC (an affiliate of HGI Funding) will transfer its Series B Preferred Stock in the Company (the “Series B Preferred”) to HGI Funding in a purchase and sale transaction in exchange for $10,653,100.

Contemporaneously, HGI Funding and its affiliates will work with the Company’s existing lenders to cause the Company’s current credit facility to be increased by up to $11,000,000 (the “Upsize Amount”). Promptly following such increase, it is expected that $5 million of the Upsize Amount (the “Bridge Portion”) will be funded to provide short term working capital and balance sheet liquidity to the Company. The Bridge Portion will have an initial maturity date of 6 months following the funding thereof. At the effective time of the Merger (as defined below), the remainder of the Upsize Amount will be funded and used to provide necessary acquisition financing in connection with the Merger.

Immediately upon the execution of definitive documentation regarding, and receipt of all necessary approvals from the Company applicable to, the Merger (as defined below) and the transactions contemplated thereby and hereby, HGI Funding or an affiliate will purchase 14,900 Series A Preferred Stock in the Company (the “Purchased Series A Preferred”) from TTG for $1,490,000.

Investor Contributions. Prior to the effective time of the Merger (as defined below):

• HGI Funding will contribute to a newly-formed entity (“NewCo”) the Purchased Series A Preferred and the Series B Preferred in a

private placement transaction, and in exchange therefor, HGI Funding will receive 62% of the issued and outstanding Series A Units in NewCo described below (the “HGI Funding Contribution”).

• TTG/TKZ will contribute all of the remaining issued and outstanding common and Series A preferred shares of the Company held by it after giving effect to the purchase of the Purchased Series A Preferred by HGI Funding described in the section entitled “Structure” above (the “TTG/TKZ Contribution”) to NewCo in a private placement transaction, and in exchange therefor, will receive 23% of the issued and outstanding Series A Units in NewCo described herein; and

• FUR/ARS will contribute all of the issued and outstanding common shares of the Company held by it (the “FUR/ARS Contribution”) to NewCo in a private placement transaction, and in exchange therefor, will receive 15% of the issued and outstanding Series A Units in NewCo described herein.

The HGI Funding Contribution, TTG/TKZ Contribution, and FUR/ARS Contribution are collectively referred to herein as the “Equity Contribution” and the shares contributed pursuant thereto are collectively referred to herein as the “Contribution Shares”. In furtherance of the foregoing, simultaneous with the execution of the Merger Agreement, HGI Funding and Co-Investors will enter into Voting and Contribution Agreements as described below.

Form of NewCo. NewCo will be a Delaware limited liability company and classified as a partnership for U.S. tax purposes. The structure of the Transaction may be changed upon agreement of the parties to address tax issues affecting the parties or the operations of the business. The parties reserve the right to consult tax counsel and recommend appropriate changes to the structure.

Merger. NewCo will form a wholly-owned subsidiary (“Merger Sub”) for the sole purposes of merging Merger Sub with and into the Company in a negotiated “one-step” merger transaction pursuant to an agreement and plan of merger (the “Merger Agreement”), with the Company being the surviving corporation in the merger and a wholly-owned subsidiary of NewCo (the “Merger”).

Bridge Portion. Upon the consummation of the Merger, HGI Funding and its affiliates will use their reasonable best efforts to work with the Company’s lenders to extend the maturity date of the Bridge Portion to equal the maturity date of the Company’s other indebtedness under its existing credit agreement.

Series A Units:	In connection with the Common Equity Financing, HGI Funding and Co-Investors will each receive “Series A Units” of NewCo. HGI Funding and Co-Investors, together with their permitted transferees, are referred to herein as the “Series A Unitholders”.

The Series A Units are designed to provide the Series A Unitholders with a liquidation preference ahead of the Management Incentive Units described below. The liquidation preference of these units will equal the unreturned capital investment plus accrued and unpaid yield thereon (the “Series A Liquidation Value”). Yield will accrue and compound quarterly at a rate of 12% per annum. The Series A Units will rank senior to the Management Incentive Units described below. The Series A Units do not have redemption rights, or fixed maturity of the nature associated with preferred units. Series A Units will have one vote per unit.

Management Incentive Units; Employment Agreements:	NewCo will establish an equity incentive plan designed to provide an opportunity for members of senior management to participate in the equity growth of the Company. Recipients of incentive grants will not be required to make a capital contribution or pay a purchase price for such incentive equity, and such incentive units are intended to be “equity profits interests” as contemplated by current tax law (the “Management Incentive Units”). NewCo will also cause the Company to enter into Employment Agreements with key executives of the Company, including the Company’s CEO, as promptly as practicable.

Distributions:	Subject to customary and agreed to limitations, NewCo will pay customary tax distributions to the holders of Securities. All other distributions shall be paid if, when and in the amounts as determined by the Board (as defined below) in its sole and absolute discretion.

Additional Capital Calls:	No holder of Securities shall be required to make any additional capital contributions to NewCo without the prior written consent of such holder of Securities.

Voting and Contribution Agreements:	Simultaneous with the execution of the Merger Agreement, HGI Funding and Co-Investors will enter into Voting and Contribution Agreements pursuant to which, among other things, HGI Funding and the Co-Investors will covenant and agree to (a) vote all of the Contribution Shares in favor of the Merger and against any competing transactions and (b) contribute the Contribution Shares to NewCo in exchange for Series A Units as provided in the section entitled “Structure” above.

Board Composition:	NewCo and the Company and its subsidiaries will be managed by a Board of Managers (or similar governing body) (the “Board”) comprised of:

• 4 designees appointed by HGI Funding;

• For so long as TTG/TKZ holds more than 5% of the Series A Units, 1 designee appointed by TTG/TKZ;

• For so long as FUR/ARS holds more than 5% of the Series A Units, 1 designee appointed by FUR/ARS;

• The Chief Executive Officer of the Company; and

• Such number of independent director(s) as shall be designated and appointed by HGI Funding.

Subject to the oversight of the Board, management will be responsible for the day to day operation of the business. Customary significant actions will require the prior approval of the Board.

If at any time, and from time to time, there are vacancies in the 4 HGI Funding designee seats on the Board, a number of representatives of HGI Funding equal to the amount of such vacancies will have the right to attend each meeting of the Board, and will have customary board observer rights including, without limitation, rights to advance notice of meetings, receipt of Board materials, etc.

Action by the Board of Managers:	All actions of the Board will be taken by an affirmative vote or consent of a majority of the members of the Board (including a majority of the Controlling Board Members (as defined below) then in office). In addition, the actions set forth on Exhibit A hereto shall require both the affirmative vote or consent of a majority of the Controlling Board Members and the affirmative vote or consent of at least one Non-Controlling Board Member.

“Controlling Board Members” means the four members of the Board appointed by HGI Funding.

“Non-Controlling Board Member” means a member of the Board appointed by a Co-Investor.

Certain Approvals:	Notwithstanding the foregoing, the Board will not permit the taking of any of the actions set forth on Exhibit B by NewCo or the Company without the prior approval of holders of a majority of the Series A Units. In addition, the definitive Limited Liability Operating Agreement will provide that no NewCo members will have any duties to other members (including fiduciary duties).

Information Rights:	The holders of Series A Units will be entitled to receive copies of annual audited financial statements and unaudited quarterly financial statements.

Transfer Restrictions:	No holder of Securities may Transfer (as defined in the next succeeding sentence) any Securities without the prior written consent of the Board. The term “Transfer” will mean any sale, transfer, assignment, conveyance or other disposition of Securities, subject to customary exceptions for transfers to affiliates and estate planning purposes.

Right of First Offer:	In the event that any holder of Securities proposes to Transfer all or any of its Securities (the “Offered Securities”) to any unaffiliated third party in one or more bona fide transactions, and such Transfer is approved by the Board, then such Member (a “ROFO Seller”) shall deliver to each other holder of Securities not less than 10% of the issued and outstanding Securities (each, a “ROFO Offeree”) written notice thereof, specifying the number of Offered Securities, the price per Offered Unit, and any other material terms and conditions (an “Offer Notice”).

• Each ROFO Offeree may elect to purchase, by written notice given to the ROFO Seller at any time during the ten (10) business days following the date of the Offer Notice, its pro rata share (based on its respective ownership of the Securities held by all ROFO Offerees as of the date of the Offer Notice) of the Offered Securities at the price and on the terms specified in the Offer Notice.

• Any Offered Securities that ROFO Offerees do not elect to purchase will be re-offered pro rata to each ROFO Offeree who elected to purchase Offered Securities.

Any remaining Offered Securities may be Transferred by the ROFO Seller, at any time during the ninety (90) days following the date of the Offer Notice to any third party on terms (including price) no more favorable to such third party than the terms specified in the Offer Notice. If during such ninety (90) days the ROFO Seller is not able to sell the remaining Offered Securities on such terms, but determines in good faith that such remaining Offered Securities may reasonably be expected to be sold to a third party under terms more favorable to such third party than originally proposed in the Offer Notice, the ROFO Seller may deliver a new Offer Notice to the ROFO Offerees with respect to such remaining Offered Securities (but not any other Securities).

Preemptive Rights/Anti-Dilution:	Each Series A Unitholder (including units held by its affiliates and related funds) holding more than 10% of the issued and outstanding Series A Units shall be entitled to participate pro rata in any offering of equity securities of NewCo, the Company or any of its subsidiaries (each, an “Equity Offering”); provided, however, that in the case of any Equity Offering in which securities are issued at less than fair market value, each Series A Unitholder will have weighted average anti-dilution price protections for issuances below the original issue value of the Series A Units.

Such preemptive rights shall not apply to equity securities issued (a) as consideration for the acquisition of assets or in any merger or business combination transaction involving NewCo or any of its subsidiaries; (b) in connection with a bona fide debt financing transaction (provided that the amount of securities so issued is insignificant as compared to the total number of issued and outstanding securities of NewCo or the Company); (c) in connection with joint venture, strategic alliance or similar transaction or arrangement; (d) in any public offering registered under the Securities Act of 1933, as amended; (e) in connection with a stock split, dividend or similar transaction; or (f) pursuant to the exercise of any options, warrants, convertible securities or other rights that were issued subject to, and in compliance with, such preemptive rights.

Sale of the Company; Drag Along Rights:	HGI Funding shall be entitled to engage in a process with respect to, and effect, a sale of the Company at any time (a “Sale Transaction”). All holders of Securities shall be subject to customary drag along rights in favor of HGI Funding.

Tag Along Rights:	Any transfer of all of the Series A Units held by HGI Funding will be subject to customary Tag Along Rights allowing other holders of Securities (including Series A Units held by affiliates and related funds and, as customary and to the extent vested, Management Incentive Units) to participate in such transfers on a pro rata basis on the same terms and conditions as the transferor. Notwithstanding the foregoing, the Tag Along Rights will not apply to (a) customary permitted transfers, (b) transfers pursuant to public sales or (c) transfers pursuant to the Sale of the Company provision described above.

Registration Rights:	Subject to the conversion of NewCo into the appropriate corporate form in connection with a public offering, (a) the holders of Series A Units will have customary demand registration rights, and (b) the holders of Series A and vested Management Incentive Units will have customary piggyback registration rights. The piggyback registration rights will provide, among other things, that all holders shall have pari passu treatment on all “cutbacks” and “lock-up” periods, in each case subject to customary exceptions in the case of sales by employee shareholders.

Investment Documents:	The terms of the Securities and the rights and obligations of the holders thereof shall be memorialized in investment documents prepared by HGI Funding and its affiliates, which will include a Contribution Agreement, a Voting Agreement, a Limited Liability Company Operating Agreement, a Registration Rights Agreement and a Management Incentive Unit Grant Agreement. These agreements will reflect the terms and conditions described herein and such other terms as may be agreed by the parties in good faith.

Expenses:	Each investor shall be responsible for paying its own costs and expenses incurred in connection with the transactions contemplated hereby, except that if the Merger occurs, NewCo shall or shall cause the Company to pay all of HGI Funding’s out-of-pocket fees, costs and expenses incurred in connection with (a) the evaluation, negotiation, arrangement, structuring, documentation and closing of the Merger, the financing thereof and all related transaction expenses (including travel expenses and fees and expenses of legal, accounting, tax and other advisors and consultants), and (b) any litigation commenced by a third party arising out of, or relating to, the Merger.

Confidentiality	Neither of the Co-Investors shall issue any press release or any other public statements (including, without limitation, regulatory filings)

concerning the proposed transaction without the prior written consent of HGI Funding, except as required by law. Except as provided in the preceding sentence, neither party shall disclose any of the financial details of the transaction to a third party, other than their consultants, attorneys, accountants, advisors and bankers without the prior written consent of the other party.

Commercially Reasonable Efforts	The parties shall as promptly as reasonably practicable conduct a joint assessment of the Company, and shall in good faith and with mutual cooperation use their commercially reasonable efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the Merger Agreement and other ancillary documents and consummate the transactions contemplated hereby and thereby.

Non-Binding Understanding	This term sheet is intended to be and it shall be construed only as an expression of current intent of the parties and not as a binding offer or binding agreement of the parties. Notwithstanding the foregoing, the provisions contained in the paragraphs labeled “Confidentiality,” “Commercially Reasonable Efforts” and “Non-Binding Understanding” shall be binding on the parties. This term sheet may be executed in two or more counterparts, each of which will be deemed to be an original copy of this term sheet, and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this term sheet and of signature pages by facsimile transmission shall constitute effective execution and delivery of this term sheet as to the Parties and may be used in lieu of the original term sheet for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for any purpose whatsoever.

* * * * * * * * * * * * * * *

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this NewCo Term Sheet as of the date first written above.

HGI FUNDING LLC

By:	/s/ Thomas A. Williams
Thomas A. Williams
Executive Vice President, Chief Financial Officer

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
Michael T. Tokarz,
Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
Michael T. Tokarz,
Manager

FURSA ALTERNATIVE STRATEGIES LLC, ON BEHALF OF ITSELF AND CERTAIN FUNDS AND ACCOUNTS AFFILIATED WITH, OR MANAGED BY, IT OR ITS AFFILIATES

By:	/s/ William F. Harley
William F. Harley
Chief Investment Officer

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
William F. Harley
Chief Investment Officer

[Signature Page to NewCo Term Sheet]

EXHIBIT A

Board Actions Requiring the Vote or Consent of Both a Majority of the Controlling Board Members And a Vote or Consent of the Non-Controlling Board Member(s)

For so long as the Non-Controlling Board Member holds 10% or more of the Series A Units:

(a)	Amendment to the Articles of Formation or the Limited Liability Company Operating Agreement of NewCo in a manner that would have a disproportionate material adverse effect on the Co-Investors;

(b)	Any material change in the nature or course of the business that is outside the ordinary nature or course of business;

(c)	The entering into of a contract or transaction with any affiliate of HGI Funding or any member of the Board of NewCo, other than (i) the modification or amendment of any contract or transaction in effect as of the date hereof, and (ii) any contract or transaction with the Company’s existing lenders; provided that any such modifications, amendments, contracts or transactions are entered into on an arms-length terms; or

(d)	Causing NewCo or the Company to enter into liquidation or bankruptcy prior to the 18-month anniversary of the date hereof.

A-1

EXHIBIT B

Certain Approvals

(a)	Changing the corporate structure of NewCo or the Company (including, without limitation, by merger, consolidation, amalgamation, conversion or otherwise);

(b)	Declaring any dividends or distributions, whether in the form of cash, equity or otherwise, other than tax distributions;

(c)	Making or agreeing to make payments of any nature to a member of the Board or changing the basis for any payment previously agreed with any member of the Board (other than reimbursement of reasonable and documented expenses);

(d)	Establishing or amending material accounting policies of NewCo or the Company, including changing its fiscal year;

(e)	The relocation of NewCo or the Company’s headquarters;

(f)	Issuing additional membership interests;

(g)	Redeeming all or any portion of any membership interests or other equity interests in NewCo or the Company;

(h)	Causing NewCo or the Company to enter into liquidation or bankruptcy;

(i)	Appointing the Chairman of Board;

(j)	Approving or amending annual operating budgets;

(k)	Entering into material contracts, including without limitation employment agreements with key executives or consultants and other contracts involving the payment of more than $100,000;

(l)	Approving or amending the terms and conditions of any financing;

(m)	Acquiring or investing in any business, partnership or company, whether by purchase of equity or otherwise;

(n)	Selling all or substantially all of the assets of NewCo or the Company; or

(o)	Entering into any merger or consolidation of NewCo or the Company.

B-1